COMMENTS RECEIVED ON MARCH 5, 2009

FROM CHRISTIAN SANDOE

FIDELITY SELECT PORTFOLIOS (File No. 002-69972)

Communications Equipment Portfolio
Materials Portfolio

N-14 FILED ON FEBRUARY 9, 2009

N-14 Proxy Statement and Prospectus

1. Both Mergers

Solicitation Letter/Q&A

(Networking and Infrastructure/Communications Equipment Merger)
"Do the funds being merged have similar investment objectives and policies?

Both funds share the same investment objective. The funds also have substantially similar strategies, but Communications Equipment Portfolio normally invests at least 80% of its assets in the securities of companies principally engaged in the development, manufacture, or sale of communications equipment. This investment universe includes many companies traditionally defined as networking and infrastructure companies."

(Paper and Forest Products/Materials)
"Do the funds being merged have similar investment objectives and policies?

Both funds share the same investment objective. The funds also have substantially similar strategies, but Materials Portfolio normally invests at least 80% of its assets in the securities of companies principally engaged in the manufacture, mining, processing, or distribution of raw materials and intermediate goods. This investment universe includes those companies traditionally defined as paper and forest products companies."

C: The Staff asserts that while the merging funds' strategies are similar, they are not substantially similar. The Staff requests that we further support this statement.

R: To address the Staff's concern we will delete the word "substantially."

2. Paper and Forest Products/Materials Merger

Solicitation Letter/Q&A

"What additional risks are associated with an investment in Materials?
The materials industries can be significantly affected by the level and volatility of commodity prices, the exchange value of the dollar, import controls, worldwide competition, liability for environmental damage, depletion of resources, and mandated expenditures for safety and pollution control. "

C: The Staff notes that the risks are not much different than the risks of the surviving fund. They would like us to discuss only the additional risks or suggest changing the heading to eliminate the word additional.

R: We will change the heading to eliminate the word "additional."

3. Both Mergers

Solicitation Letter/Q&A

(sample text taken from Networking and Infrastructure/Communications Equipment Merger)
"What are the reasons for and advantages of the proposed merger?

Networking and Infrastructure Portfolio is a small and narrowly focused fund. The proposed merger of Networking and Infrastructure Portfolio into Communications Equipment Portfolio would provide Networking and Infrastructure Portfolio shareholders with a larger portfolio with similar holdings and better historical performance. As a result of recent consolidation within the industry, there is considerable overlap between each fund's investment universe, and thus the surviving fund will maintain considerable exposure to the networking and infrastructure industry. In addition, if the merger is approved, Networking and Infrastructure Portfolio shareholders are expected to benefit from an estimated 7 basis point (0.07% of its average net assets) reduction in total expenses (based on data for the 12 months ended August 31, 2008)."

"What if there are not enough votes to reach quorum by the scheduled shareholder meeting date or if the proposal is not approved?

"To facilitate receiving a sufficient number of votes, we will need to take further action. D.F. King & Co., Inc., a proxy solicitation firm, or Fidelity, may contact you by mail or telephone. Therefore, we encourage shareholders to vote as soon as they review the enclosed proxy materials to avoid additional mailings or telephone calls.

"If there are not sufficient votes to approve your fund's proposal by the time of your Shareholder Meeting (May 19, 2009), the meeting may be adjourned to permit further solicitation of proxy votes.

"Please be advised that if shareholders do not approve the proposal, FMR and the Board of Trustees will consider liquidation of the fund."

C: The Staff believes the reasons given in the first question do not warrant the options of a merger or liquidation.

R: The Board carefully reviewed the proposal on behalf of each fund and determined that the proposed reorganization is in the best interests of the shareholders of each fund. Under the funds' organizational documents, subject to applicable federal and state law, the Board may determine to liquidate a fund. This language is simply intended to notify shareholders that the Trustees may consider liquidation in the event a merger is not approved.

4. Paper and Forest Products/Materials Merger
"Synopsis"

"What class of shares of Materials Portfolio will I receive?
Shareholders of Paper and Forest Products Portfolio will receive shares of Materials, the original, retail class of shares of Materials Portfolio."

C: The Staff would like to know which class of shares of the surviving fund will shareholders receive?

R: As stated, shareholders will receive shares of the original, retail class of shares of Materials Portfolio.

5. Both Mergers

"Synopsis"

(Paper and Forest Products/Materials Merger)
"Although the funds have substantially similar investment strategies, there are some differences of which you should be aware. The following compares the principal investment strategies of Paper and Forest Products Portfolio and Materials Portfolio:"

(Networking and Infrastructure/Communications Equipment Merger)
"Although the funds have substantially similar investment strategies, there are some differences of which you should be aware. The following compares the principal investment strategies of Networking and Infrastructure Portfolio and Communications Equipment Portfolio:"

C: The Staff asserts that while the merging funds' strategies are similar, they are not substantially similar.

R: To address the Staff's concern we will delete the word "substantially."

6. Both Mergers

"Synopsis"

(Below sample text taken from Networking and Infrastructure Merger)
How do the funds' investment objectives, strategies, policies, and limitations compare?

Networking and Infrastructure Portfolio	Communications Equipment Portfolio

[N]ormally invests at least 80% of its assets in securities of companies principally engaged in the development, manufacture, sale or distribution of products, services or technologies that support the flow of electronic information, including voice, data, images and commercial transactions (name test policy, subject to change only upon 60 days' prior notice to shareholders)

[N]ormally invests at least 80% of its assets in securities of companies principally engaged in the development, manufacture, or sale of communications equipment (name test policy, subject to change only upon 60 days' prior notice to shareholders)

C: The Staff believes that we should state the difference between these investment strategies instead of just listing them beside each other.

R: We believe that presenting the strategies side by side in tabular format is an effective way to highlight the differences between the funds, but to address the Staff's concern will add the following language:

"Although the funds have ~~substantially~~ similar investment strategies, there are some differences of which you should be aware, in particular the fact that the funds concentrate in different industries or groups of industries. The following summarizes the investment policy and limitation differences between . . . "

7. Both Mergers

"Synopsis"

(Below sample text taken from Paper and Forest Merger)

"Who bears the expenses associated with the Reorganization?
 Paper and Forest Products Portfolio will bear the cost of the Reorganization, provided the expenses do not exceed the fund's existing voluntary expense cap. Expenses exceeding the fund's voluntary expense cap will be paid by FMR.
For more information, please refer to the section entitled "Voting Information - Solicitation of Proxies; Expenses."

C: The Staff requests that we include an estimate of the reorganization expenses for both the fund and FMR.

R: Form N-14 generally does not require disclosure of estimated costs associated with fund reorganizations in a proxy statement/prospectus. Item 7(a) of Form N-14 refers to Item 4 of Schedule 14A, which in turn requires the disclosure of the anticipated cost of retaining a paid solicitor in connection with the proxy solicitation; Form N-14 does not otherwise require disclosure of estimated reorganization expenses in a proxy statement/prospectus. However, to address the Staff's concern, we call the Staff's attention to new disclosure added in response to comments # 15 and 16.

8. Paper and Forest Products/Materials Merger

"Synopsis"

"Annual Fund and Class Operating Expenses"

Shareholder Fees (paid by the investor directly)

	Paper and Forest Products	MaterialsA	Pro Forma CombinedA
Sales charge (load) on purchases and reinvested distributions	None	None	None
Deferred sales charge (load) on redemptions	None	None	None
Redemption fee on shares held less than 30 days (as a % of amount redeemed)B	0.75%	0.75%	0.75%

A The original, retail class of shares of Materials Portfolio.

B A redemption fee may be charged when you sell your shares or if your shares are redeemed because your fund balance falls below the balance minimum for any reason, including solely due to declines in net asset value per share.

Annual Operating Expenses (paid from fund or class assets, as applicable)

	Paper and Forest Products	MaterialsA	Pro Forma CombinedA
Management fee	0.56%	0.56%	0.56%
Distribution and/or Service (12b-1) fees	None	None	None
Other Expenses	0.69%	0.33%	0.33%
Total annual fund operating expenses	1.25%B	0.89%C	0.89%C

A The original, retail class of shares of Materials Portfolio.

B Effective January 1, 2007, FMR has voluntarily agreed to reimburse the fund to the extent that total operating expenses (excluding interest, taxes, certain securities lending costs, brokerage commissions, extraordinary expenses, and acquired fund fees and expenses, if any), as a percentage of its average net assets, exceed 1.15%. These arrangements may be discontinued by FMR at any time.

C Effective January 1, 2007, FMR has voluntarily agreed to reimburse the class of shares of the fund to the extent that total operating expenses (excluding interest, taxes, certain securities lending costs, brokerage commissions, extraordinary expenses, and acquired fund fees and expenses, if any), as a percentage of its average net assets, exceed 1.15%. These arrangements may be discontinued by FMR at any time.

C: The Staff requests that the heading of the column on the right be changed to "Materials Pro Forma Combined" instead of "Pro Forma Combined."

R: We will make the requested change.

9. Paper and Forest Products/Materials Merger

"The Proposed Transaction" (Proxy Statement)

"Capitalization"

C: The Staff noted that the as of date for the capitalization table should be within 30 days of filing date. (currently August 31, 2008)

R: Rule 11-02 of Regulation S-X sets forth requirements for preparing pro forma financial information and the capitalization table is dated August 31 to tie with the date of the pro formas.

10. Both Mergers

C: The Staff requests we include a transition from the proxy statement into the prospectus.

R: When printed it will be clear that the proxy statement and prospectus are two separate documents.

11. Networking and Infrastructure/Communications Equipment Merger

"Synopsis"

"Who bears the expenses associated with the Reorganization?"

"Networking and Infrastructure Portfolio will bear the cost of the Reorganization, provided the expenses do not exceed the fund's existing voluntary expense cap. Expenses exceeding the fund's voluntary expense cap will be paid by FMR.

For more information, please refer to the section entitled "Voting Information - Solicitation of Proxies; Expenses."

C: The Staff would like us to make it clear that the fund is currently running under the expense cap.

R: We will revise the disclosure as follows:

Networking and Infrastructure Portfolio will bear the cost of the Reorganization, provided the expenses do not exceed the fund's existing voluntary expense cap. Expenses exceeding the fund's voluntary expense cap will be paid by FMR. For the 12 months ended August 31, 2008, the fees and expenses of Networking and Infrastructure Portfolio were lower than the fund's voluntary expense cap.

For more information, please refer to the section entitled "Voting Information - Solicitation of Proxies; Expenses."

12. Networking and Infrastructure/Communications Equipment Merger

"Comparison of Principal Risk Factors"

"What additional risks are associated with an investment in Networking and Infrastructure Portfolio?

Networking and Infrastructure Industry Concentration. The networking and infrastructure industry is rapidly evolving and can be significantly affected by corporate capital expenditure trends, competitive pressures, and rapid obsolescence due to technological innovation or changing consumer preferences."

"What additional risks are associated with an investment in Communications Equipment Portfolio?

Communications Equipment Industry Concentration. The communications equipment industry can be significantly affected by failure to obtain, or delays in obtaining, financing or regulatory approval, intense competition, product compatibility, consumer preferences, corporate capital expenditures, and rapid obsolescence.

For more information about the principal risks associated with an investment in the funds, please refer to the "Investment Details" section of the funds' Prospectus, which is incorporated herein by reference, and to the "Investment Policies and Limitations" section of the funds' Statement of Additional Information, which is incorporated herein by reference."

C: The Staff requests that we explain how the risks of each fund are different from each other. The Staff believes that the risks listed are fundamentally the same.

R: We agree that the risks are similar and therefore will delete the word "additional."

13. Networking and Infrastructure/Communications Equipment Merger

"Pro Forma Financial Statements"

C: The Staff would like us to include a paragraph describing the transaction, which entities are involved in the transaction, the period shown, and what the pro forma financial statements show.

R: We will add the following disclosure:

"The Pro Forma Financial Statements show the effect of the proposed Reorganization of Networking & Infrastructure Portfolio into Communications Equipment Portfolio as if the merger had occurred on the first day of the year presented (September 1, 2007)."

14. Networking and Infrastructure/Communications Equipment Merger

"Pro Forma Financial Statements"

C: The Staff would like us to change the 3rd column heading from "Consolidated" to "Communications Equipment Pro Forma Combined."

R: We will make the requested change.

15. Networking and Infrastructure/Communications Equipment Merger

"Pro Forma Financial Statements"

C: The Staff would like us to add an adjustment for estimated reorganization costs in the statement of assets and liabilities.

R: We have have made the appropriate changes to the pro forma financial statements.

16. Networking and Infrastructure/Communications Equipment Merger

"Notes to Pro Forma Financial Statements"

C: The Staff requests we add the following disclosure to the notes: valuation note, tax status note, estimates note, and reorganization allocation note.

R: We have made the appropriate changes to the pro forma financial statements.

17. Both Mergers

Tandy Representations

C: The Staff would like us to affirm the following three statements:

1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.

FOLLOW-UP COMMENTS RECEIVED ON MARCH 11, 2009

FROM CHRISTIAN SANDOE

FIDELITY SELECT PORTFOLIOS (File No. 002-69972)

Communications Equipment Portfolio
Materials Portfolio

N-14 FILED ON FEBRUARY 9, 2009

N-14 Proxy Statement and Prospectus

3. Both Mergers

Solicitation Letter/Q&A

(sample text taken from Networking and Infrastructure/Communications Equipment Merger)
"What are the reasons for and advantages of the proposed merger?

Networking and Infrastructure Portfolio is a small and narrowly focused fund. The proposed merger of Networking and Infrastructure Portfolio into Communications Equipment Portfolio would provide Networking and Infrastructure Portfolio shareholders with a larger portfolio with similar holdings and better historical performance. As a result of recent consolidation within the industry, there is considerable overlap between each fund's investment universe, and thus the surviving fund will maintain considerable exposure to the networking and infrastructure industry. In addition, if the merger is approved, Networking and Infrastructure Portfolio shareholders are expected to benefit from an estimated 7 basis point (0.07% of its average net assets) reduction in total expenses (based on data for the 12 months ended August 31, 2008)."

"What if there are not enough votes to reach quorum by the scheduled shareholder meeting date or if the proposal is not approved?

"To facilitate receiving a sufficient number of votes, we will need to take further action. D.F. King & Co., Inc., a proxy solicitation firm, or Fidelity, may contact you by mail or telephone. Therefore, we encourage shareholders to vote as soon as they review the enclosed proxy materials to avoid additional mailings or telephone calls.

"If there are not sufficient votes to approve your fund's proposal by the time of your Shareholder Meeting (May 19, 2009), the meeting may be adjourned to permit further solicitation of proxy votes.

"Please be advised that if shareholders do not approve the proposal, FMR and the Board of Trustees will consider liquidation of the fund."

C: The Staff questions the reasons for merging or liquidating the funds, and requests more information regarding these considerations.

R: To address the Staff's concern, we will revise the language as follows (underlined added; [brackets] deleted):

"[Please be advised that if shareholders do not approve the proposal, FMR and the Board of Trustees will consider liquidation of the fund.] In the event that the Reorganization is not approved, the Board may consider other options for reorganizing or liquidating the fund."

9. Paper and Forest Products/Materials Merger

"The Proposed Transaction" (Proxy Statement)

"Capitalization"

C: The Staff requests we include disclosure regarding the capitalization of Paper and Forest Products Portfolio in relation to Materials Portfolio, as of a date within 30 days of the filing.

R: To address the Staff's concern, we will revise the language as follows:

"The following table shows the capitalization of Paper and Forest Products Portfolio and Materials Portfolio as of August 31, 2008, and on a pro forma combined basis (unaudited) as of that date giving effect to the Reorganization. As of February 27, 2009, the net assets of Paper and Forest Products Portfolio were $7,733,427, or 5.07% of Materials Portfolio."